UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

Quorum Health Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74909E106
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300

with a copy to:

Marni Lerner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Credit Fund Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,621,439

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,621,439

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,621,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Credit Advisors (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
Kohlberg Kravis Roberts & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Management Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Management Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
Powell Investors II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Special Situations Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Special Situations (EEA) Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Associates Special Situations (EEA) II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Special Situations (Offshore) II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,880,993

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,880,993

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,880,993

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,880,993

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,880,993

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,880,993

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,988,781

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,988,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D CUSIP No. 74909E106

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,988,781

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,988,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Quorum Health Corporation., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on March 30, 2017, as amended by Amendment No. 1 filed on April 11, 2017 and Amendment No. 2 filed on May 22, 2017 (as so amended, this “Schedule 13D”), filed with respect to the Common Stock of the Issuer.  This Amendment No 3 reflects, among other things, the conversion of KKR & Co. L.P., a Delaware limited partnership, into a Delaware corporation named KKR & Co. Inc., which became effective on July 1, 2018, pursuant to which KKR & Co. L.P. contributed all of its interests in two wholly-owned subsidiaries, KKR Group Holdings L.P. and KKR Group Limited, to a newly formed and wholly-owned subsidiary, KKR Group Holdings Corp., and KKR Group Holdings L.P. and KKR Group Limited were liquidated (the “KKR Reorganization”). The KKR Reorganization did not involve any purchase or sale of securities of the Issuer.  Except as otherwise specified in this Amendment No. 3, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a), (f) This statement on Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:

(i)	KKR Credit Fund Advisors LLC, a Delaware limited liability company (“KCFA”);

(ii)	KKR Credit Advisors (US) LLC, a Delaware limited liability company (“KCA”);

(iii)	Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts & Co.”);

(iv)	KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);

(v)	KKR Management Holdings Corp., a Delaware corporation (“KKR Management Holdings Corp.”);

(vi)	Powell Investors II Limited Partnership, a Cayman Islands limited partnership (“Powell”);

(vii)	KKR Special Situations Fund II Limited, a Cayman Islands limited company (“Fund II Limited”);

(viii)	KKR Special Situations (EEA) Fund II L.P., a limited partnership organized under the laws of England and Wales (“Fund II LP”);

(ix)	KKR Associates Special Situations (EEA) II Limited, a Cayman Islands limited company (“KKR Associates II”);

(x)	KKR Special Situations (Offshore) II Limited, a Cayman Islands limited company (“Offshore II Limited”);

(xi)	KKR Fund Holdings L.P., a Cayman Islands limited partnership (“KKR Fund Holdings”);

(xii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(xiii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(xiv)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(xv)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xvi)	Henry R. Kravis, a United States citizen; and

(xvii)	George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xvii) are collectively referred to herein as the “Reporting Persons”).

KCA acts, including through its subsidiaries (including KCFA), as an investment advisor for a number of client accounts (the “Client Accounts”), which Client Accounts purchased the securities reported herein.  Kohlberg Kravis Roberts & Co. is the holder of all of the outstanding equity interests in KCA. KKR Management Holdings is an indirect general partner of one of the Client Accounts and is the general partner of Kohlberg Kravis Roberts & Co. and KKR Management Holdings Corp. is the general partner of KKR Management Holdings.

Fund II Limited is the general partner of Powell.  Fund II LP is the general partner of Fund II Limited.  KKR Associates II is the general partner of Fund II LP.  Offshore II Limited is the general partner of KKR Associates II.  KKR Fund Holdings is the general partner of Offshore Limited II and an indirect general partner of certain of the other Client Accounts. KKR Fund Holdings GP is a general partner of KKR Fund Holdings.

KKR Group Holdings is the sole shareholder of KKR Management Holdings Corp. and KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR & Co. is the sole shareholder of KKR Group Holdings. KKR Management is the Class B common stockholder of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

The executive officers of KCA are Nathaniel Zilkha, Christopher Sheldon, Todd Builione, Noah Greenhill, Jeffrey B. Van Horn, and Annette O’Donnell-Butner. Mr. Van Horn is a director of Fund II Limited and KKR Associates II.  Each of Messrs. Van Horn and William J. Janetschek and David J. Sorkin is a director of Offshore II Limited.  Each of Messrs. Scott C. Nuttall, Joseph Y. Bae, William J. Janetschek and David J. Sorkin is a director of KKR Management Holdings Corp. and KKR Group Holdings. The executive officers of KKR Management Holdings Corp., KKR Group Holdings and KKR & Co. are Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek and Sorkin. The directors of KKR & Co. (the “KKR Directors”) are listed on Annex A attached hereto, which is incorporated herein by reference.  Each of Messrs. Nuttall, Bae, Janetschek, Sorkin, Zilkha, Sheldon, Builione, Greenhill, and Van Horn and Ms. O’Donnell-Butner is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of December 2, 2019, a copy of which is attached as Exhibit A.

(b)           The address of the principal business office of Kohlberg Kravis Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Fund Holdings, KKR Fund Holdings GP, Offshore II Limited, KKR Group Holdings, KKR & Co., KKR Management and the individuals named in this Item 2, other than as noted below, is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of KCA, KCFA, Powell, Fund II Limited, Fund II LP, KKR Associates II and Messrs.  Sheldon and Van Horn and Ms.  O’Donnell-Butner is:

c/o KKR Credit Advisors (US) LLC
555 California Street, 50th Floor
San Francisco, CA 94104

(c)          Each of Kohlberg, Kravis, Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

Powell is principally engaged in the business of investing in securities.  Fund II Limited, Fund II LP, KKR Associates II and Offshore II Limited are principally engaged in the business of being the general partner of investment entities affiliated with KKR Fund Holdings, including, directly or indirectly, Powell.

KCA and KCFA are principally engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek, Sorkin, Zilkha, Sheldon, Builione, Greenhill and Van Horn and Ms. O’Donnell-Butner is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

KCA acts, including through its subsidiaries including KCFA, as an investment advisor for a number of Client Accounts, including Powell, which Client Accounts purchased the securities reported herein as beneficially owned for a total purchase price of approximately $17,001,539. The source of funds for such transactions was cash available in the Client Accounts.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following:

From time to time since the date of original investment in the Issuer, the Reporting Persons have engaged in evaluations of the Issuer and its business. On December 2, 2019, KCA delivered a non-binding proposal (the “Proposal”) to the Issuer’s board of directors (the “Board”) relating to a recapitalization of the Issuer and/or deleveraging transaction (the “Potential Transaction”). A copy of the Proposal is attached hereto as Exhibit B and the information set forth in the Proposal is incorporated by reference herein.

The Proposal is non-binding and is subject to a number of conditions, as set forth in the Proposal. In connection with its ongoing evaluations of the Issuer, KCA was provided certain non-public information by the Issuer from time to time and, in connection therewith, entered into a confidentiality agreement and standstill provisions that prohibit KCA and certain affiliates from taking certain actions involving the Issuer’s assets, business, and securities, including acquiring voting equity of the Issuer over a certain level and making a proposal with respect to certain transactions.  The Issuer has granted KCA and its affiliates a limited waiver to permit them to make a proposal to the Issuer.

No assurances can be given that the Proposal will be accepted by the Issuer or that, if accepted, the Potential Transaction contemplated under the Proposal will be consummated. There is no binding obligation on the part of the Issuer or KCA with respect to the Proposal and neither the Issuer nor KCA is obligated to complete the Potential Transaction, and a binding commitment with respect to the Potential Transaction will result only from the execution and delivery of definitive documentation. Any definitive documentation entered into in connection with the Potential Transaction is likely to be subject to customary closing conditions.

If the Potential Transaction is completed, one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D may result, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, other material changes in the Issuer’s business, or corporate structure, and the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

The Reporting Persons expect to continue to engage in discussions with management, the Board, the Issuer’s various stakeholders, potential debt and equity financing sources, and other relevant parties and may take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, governance, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing, or de-registration of the Issuer, which discussions may include proposing or considering proposals and counterproposals. Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any other action specified in Items 4(a) to (j) of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer, including in connection with any of the actions discussed in this item 4, including, among others, any terms related to the Proposal. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

In addition to the shares of Common Stock reported as beneficially owned herein, certain Client Accounts currently hold $156,279,000 principal amount of the $400,000,000 aggregate principal amount of 11.625% Senior Notes due 2023 and $125,412,994 principal amount of the $880,000,000 senior secured term loan facility of the Issuer. The portfolio management and voting discretion of certain of the above-mentioned debt-holding Client Accounts is managed separately within KCA from that of the Client Accounts which hold the shares of Common Stock reported as beneficially owned herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) As an investment advisor or the parent of an investment advisor, to a number of Client Accounts, KCA may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 2,988,781 shares of Common Stock (the “Total Reported Shares”), which represents approximately 9.1% of the Common Stock outstanding, based on 32,916,020 shares of Common Stock outstanding as of November 6, 2019, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2019.

Powell has directly acquired, and may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 2,513,651 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 7.6% of the Common Stock outstanding. In addition, as an investment advisor to Powell and another Client Account, KCFA, a direct wholly-owned subsidiary of KCA, may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) a total of 2,621,439 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 8.0% of the Common Stock outstanding.

Each of Kohlberg Kravis Roberts & Co. (as the holder of all of the outstanding equity interests in KCA), KKR Management Holdings (as a general partner of one of the Client Accounts and the general partner of Kohlberg Kravis Roberts & Co.), KKR Management Holdings Corp. (as the general partner of KKR Management Holdings), Fund II Limited (as the general partner of Powell), Fund II LP (as the general partner of Fund II Limited), KKR Associates II (as the general partner of Fund II LP), Offshore II Limited (as the general partner of KKR Associates II), KKR Fund Holdings (as an indirect general partner of certain of the Client Accounts, including Powell), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP, a general partner of KKR Fund Holdings, and the sole shareholder of KKR Management Holdings Corp.), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the Class B common stockholder of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may also be deemed to beneficially own some or all of the shares of Common Stock owned by the Client Accounts and reported herein.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.  The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) The disclosure in Item 3 and Item 4 is incorporated herein by reference.

(e) As described above in the Explanatory Note, KKR Group Holdings L.P. and KKR Group Limited are no longer reporting persons on this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated as of December 2, 2019, by and among the Reporting Persons.
Exhibit B	Proposal from KCA to the Board, dated December 2, 2019.
Exhibit C	Powers of Attorney (incorporated by reference to Exhibit B to the Schedule 13D filed by the Reporting Persons on March 30, 2017).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2019

KKR CREDIT FUND ADVISORS LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Vice President

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Chief Financial Officer

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

POWELL INVESTORS II LIMITED PARTNERSHIP

By:	KKR Special Situations Fund II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS FUND II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (EEA) FUND II L.P.

By:	KKR Associates Special Situations (EEA) II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR ASSOCIATES SPECIAL SITUATIONS (EEA) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (OFFSHORE) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share of Quorum Health Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  December 2, 2019

KKR CREDIT FUND ADVISORS LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Vice President

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Chief Financial Officer

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

POWELL INVESTORS II LIMITED PARTNERSHIP

By:	KKR Special Situations Fund II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS FUND II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (EEA) FUND II L.P.

By:	KKR Associates Special Situations (EEA) II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR ASSOCIATES SPECIAL SITUATIONS (EEA) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (OFFSHORE) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

EXHIBIT B

CONFIDENTIAL

December 2, 2019

Quorum Health Corporation
Attention: Board of Directors
1573 Mallory Lane
Brentwood, TN 37027

To the Board of Directors of Quorum Health Corporation:

As you know, certain funds and accounts affiliated with and managed by KKR Credit Advisors (US) LLC and its affiliates (collectively, “KKR”) are the largest holders of both the senior secured term loan credit facility and 11.625% senior notes due 2023, and certain of KKR’s affiliated funds are also holders of the common equity.  Pursuant to a nondisclosure agreement, KKR and its advisors have been in discussions with Quorum Health Corporation (the “Company”), including its management team, for the purposes of obtaining information and evaluating a potential transaction with the Company.  As a result of those discussions and the comprehensive review of the information provided to date, KKR believes that the value-maximizing path for the Company, including the enterprise as a whole, along with all stakeholders, is through a recapitalization of the Company (the “Potential Transaction”).

The best path forward is for the Company to enter into discussions with KKR and other significant stakeholders regarding the definitive terms of the Potential Transaction, which should include, among other things, (i) improving the current capital structure by amending the Company’s senior secured credit facility and extending its maturity, (ii) taking the Company private, partly through a buy-out of the public shares held by minority holders at a price of $1.00 per share, (iii) equitizing the par value of the senior notes, at the same equity valuation as the buy-out, and (iv) injecting fresh capital by raising new equity from participating noteholders. New capital to fund the Potential Transaction would be issued as common stock in the recapitalized Company and offered to participating noteholders.

We would welcome the opportunity to discuss the most efficient means to implement the Potential Transaction.  KKR believes that a comprehensive solution will facilitate long term success and mitigate any further distraction.  Given our diligence, experience and history with the Company, we can move towards a definitive transaction in an expeditious manner, without having a material impact on the responsibilities of the Company’s management team or its Board.

This letter is non-binding, should not be construed as creating any obligation, commitment or liability (contractual or otherwise) on the part of KKR or any of its affiliates, and does not constitute an offer subject to binding acceptance (and no oral contracts shall be deemed to exist). KKR reserves the right to withdraw or modify our proposal at any time.  Any transaction will be subject to a number of conditions, including, among other things, (a) completing confirmatory due diligence, (b) negotiation and execution of definitive documentation, (c) receipt of requisite stakeholder approvals and (d) receipt of any requisite regulatory approvals.

Please feel free to contact me if you have any questions about this letter.

Sincerely,

/s/ Harlan B. Cherniak

Harlan B. Cherniak
Co-Head Americas Special Situations